FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 1, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Acquires Eldorado Mobile Retail Chain in Russia

April 1, 2009

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has acquired a 100% stake in Eldorado Centr LLC and Eldorado Communications Store LLC from Tenteco Limited (Cyprus) and Kilcherex Holdings Limited (Cyprus).

MTS has acquired a 100% stake in the Eldorado mobile phone retail chain for $22.85 million of which $5 million will be paid after 12 months should the retail chain satisfy certain performance criteria.

Eldorado Centr LLC and Eldorado Communications Store LLC, constituting Eldorado mobile phone retail chain, operate 383 stores in 153 cities in Russia(1) offering handsets and other electronic goods, as well as tariffs and contracts of mobile operators. These companies are independent from Eldorado, the largest electronic appliances retail chain in Russia.

“MTS is continuing to optimize distribution channels in order to maintain high growth rates in its core markets. The development of our own monobrand retail network is the central element of our distribution strategy. Adding the Eldorado mobile phone retail chain to our existing retail network will allow us to serve our customers more effectively and carry through on our promise of a unique customer experience,” noted Mr. Mikhail Gerchuk, Chief Commercial Officer, MTS.

Eldorado mobile phone retail chain will be controlled by RTK CJSC, a company wholly owned by MTS and charged with managing MTS’ retail network. Financial results of acquired companies will be consolidated in the Company’s financial statements beginning from March 31, 2009.

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For further information, please contact:
Mobile TeleSystems, Moscow
Investor Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 91.77 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks..

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(1) As of January 1, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: April 1, 2009